1781 Larkspur Drive	Ph 303-526-5100
Golden, Colorado 80401	Fx 303-526-5889

May 21st, 2010

Mr. H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:       Lake Victoria Mining Company, Inc.
File No. 000-53291

Dear Mr. Schwall:

As a further response to the S.E.C’s Comment Letter dated January 29th, 2010, Lake Victoria Mining Company is pleased to provide the attached file containing the 10-Q/A-1 document for 12/31/2009.  This letter and the attached file are intended to be included in our Correspondence File.

Please let me know if you additional questions, which I will be happy to answer.

Sincerely yours,
LAKE VICTORIA MINING COMPANY

ROGER NEWELL
Roger A. Newell
President